Exhibit 99.11
Annex A

Directors and Executive Officers of Warner Bros. Discovery, Inc.

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship
David M. Zaslav	230 Park Avenue South New York, New York 10003	Director, President and Chief Executive Officer	U.S.A.
Gunnar Wiedenfels	230 Park Avenue South New York, New York 10003	Chief Financial Officer	U.S.A.
Priya Aiyar	230 Park Avenue South New York, New York 10003	Chief Legal Officer	U.S.A.
Bruce L. Campbell	230 Park Avenue South New York, New York 10003	Chief Revenue and Strategy Officer	U.S.A.
Amy Girdwood	230 Park Avenue South New York, New York 10003	Chief People & Culture Officer	U.S.A.
Lori Locke	230 Park Avenue South New York, New York 10003	Chief Accounting Officer	U.S.A.
Jean-Briac Perrette	230 Park Avenue South New York, New York 10003	CEO and President, Global Streaming and Games	U.S.A./France
Gerhard Zeiler	230 Park Avenue South New York, New York 10003	President, International	U.S.A.
Samuel A. Di Piazza, Jr.	230 Park Avenue South New York, New York 10003	Board Chair; Former Global CEO, PricewaterhouseCoopers International, Ltd.	U.S.A.
Richard W. Fisher	230 Park Avenue South New York, New York 10003	Director; Former President and CEO, Federal Reserve Bank of Dallas	U.S.A.
Paul A. Gould	230 Park Avenue South New York, New York 10003	Director; Managing Director and EVP, Allen & Company, LLC	U.S.A.
Debra L. Lee	230 Park Avenue South New York, New York	Director; Chair, Leading Women Defined	U.S.A.

	10003	Foundation	
Joseph M. Levin	230 Park Avenue South New York, New York 10003	Director; Executive Chairman, Angi Inc.	U.S.A.
Kenneth W. Lowe	230 Park Avenue South New York, New York 10003	Director; Former Chairman of the Board, President and CEO, Scripps Networks Interactive	U.S.A.
Dr. John C. Malone	230 Park Avenue South New York, New York 10003	Director; Chairman of Liberty Media Corporation, Liberty Broadband Corporation, and Liberty Global Ltd.	U.S.A.
Fazal F. Merchant	230 Park Avenue South New York, New York 10003	Director; President and CFO, Wiz, Inc.	U.S.A.
Anthony J. Noto	230 Park Avenue South New York, New York 10003	Director; CEO, SoFi Technologies, Inc	U.S.A.
Paula A. Price	230 Park Avenue South New York, New York 10003	Director; Former EVP and CFO, Macy's, Inc.	U.S.A.
Daniel E. Sanchez	230 Park Avenue South New York, New York 10003	Director; Director, Liberty Latin America Ltd. and Liberty Global Ltd.	U.S.A.
Geoffrey Y. Yang	230 Park Avenue South New York, New York 10003	Director; Founding Partner and Managing Director, Redpoint Ventures	U.S.A.

Directors and Executive Officers of Discovery Lightning Investments Ltd.

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship
James T. Gibbons	Chiswick Park Building 2, 566 Chiswick High Road, London, United Kingdom W4 5YB	Director and Officer; Senior Vice President, Chief Financial Officer and Chief Operating Officer, DCI, Northern Europe	Canada
Roanne Weekes	Chiswick Park Building 2, 566 Chiswick High Road, London, United Kingdom W4 5YB	Director and Officer; Senior Vice President, DNI Controller	Australia

Mr. John C. Malone is also a director and chairman of the board of Liberty Parent and, based on Liberty Parent's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 9, 2025, Mr. Malone holds shares representing approximately 30.4% of the votes of Liberty Parent. To the knowledge of WBD and DLI, none of the foregoing directors or executive officers of WBD or DLI beneficially own any Common Shares. None of the directors or executive officers of WBD or DLI has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.